

September 18, 2013

Via E-mail
Steven C. Bierman, President
CNH Capital Receivables LLC
6900 Veterans Boulevard
Burr Ridge, IL 60527

      Re: **CNH Equipment Trust 2011-A**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 28, 2013
              Form 10-D for the Distribution Period from August 1, 2013 to
              August 31, 2013
              Filed September 16, 2013
              File No. 333-170703-01

Dear Mr. Bierman:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Form 10-D for the Distribution Period from August 1, 2013 to August 31, 2013

Exhibit 99.1 to Form 10-D

1.   We note that your distribution report states that the Note Monthly Principal Distributable Amount for the period was negative $9,534,626.14, representing principal due on the notes. We note, however, that the principal paid on the Class A-3a notes equaled $6,413,630.23. Please tell us, with a view towards disclosure, why the Note Monthly Principal Distributable Amount was negative. Also, please tell us why there was a payment of principal even though the Note Monthly Principal Distributable Amount was negative.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Arthur Sandel, Special Counsel in the Office of Structured Finance, at (202) 551-3262, or me at (202) 551-3225, with any other questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Trent M. Murch, Esq.
      Greenberg Traurig, LLP

      Eric Mathison, Esq.
      CNH Capital Receivables LLC